EXHIBIT 12—STATEMENT RE:    COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Period from May 1, 1998 to December 31,				For the Nine Months Ended September 30,
	1998	1999	2000	2001	2002
Income (loss) before gain on disposal of real estate assets, discontinued operations, provision for income taxes and extraordinary loss	$54,457	$40,608	$(63,485)	$53,568	$37,150
Interest Expense
Notes payable and other debt	58,337	87,124	93,570	86,175	57,661
United States Settlement	—	—	—	4,592	4,204

Earnings	$112,794	$127,732	$30,085	$144,335	$99,015

Interest Expense
Notes payable and other debt	58,337	87,124	93,570	86,175	57,661
United States Settlement	—	—	—	4,592	4,204

Fixed Charges	$58,337	$87,124	$93,570	$90,767	$61,865

Ratio of Earnings to Fixed Charges	1.93	1.47	0.32	1.59	1.60